Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE REIT DECLARES MONTHLY DISTRIBUTION

February 14, 2013, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution on Granite’s stapled units of CDN$0.175 per stapled unit. The distribution will be paid by Granite on March 15, 2013 to stapled unitholders of record at the close of trading on February 28, 2013. The stapled units will begin trading on an ex-dividend basis at the opening of trading on February 26, 2013.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. Granite owns approximately 29 million square feet in 106 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

granitereit.com